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MAR 3 1 2008
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SECUR 08031243 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 N.W. Expressway, Suite 222
(No. and Street)

Oklahoma City	Oklahoma	73116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall Lee Wilbanks 405-842-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company Certified Public Accountants PC
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street	Oklahoma City	Oklahoma	73112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Lee Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

JAMES DEE
JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wilbanks Securities, Inc.

We have audited the accompanying statement of financial condition of Wilbanks Securities, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilbanks Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson + Company

Oklahoma City, Oklahoma
March 28, 2008

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

Wilbanks Securities Inc.
Statement of Financial Condition
As of December 31, 2007

Assets

Cash in Bank and Brokerage	$ 585,255
Deposits with clearing organizations and others (cash)	50,084
Receivables from broker-dealers and others	63,126
Securities owned, at market value	31,162
Receivables from registered representatives and others	81,728
Prepaid expenses	88,249
Furniture and equipment at cost, less accumulated depreciation of $43,806	45,583
TOTAL ASSETS	$ 945,187

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses and other liabilities	$ 439,296
Contingencies	
Stockholder's Equity	
Common stock, $5.00 par value, authorized 10,000 shares, 300 shares issued.	1,500
Additional paid in capital	82,835
Retained earnings	421,556
Total Stockholder's Equity	505,891
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 945,187

The accompanying notes are an integral part of this financial statement.

Wilbanks Securities Inc.
Statement of Operations
For the Year Ended December 31, 2007

Revenue	
Commissions	$ 4,614,846
Miscellaneous income	564,944
Interest and dividend income	23,832
Total Income	5,203,622
Expenses	
Employee compensation, commissions and benefits	3,974,824
Brokerage and clearing fees	176,578
Facility rents	34,366
Office expense	307,225
Arbitration settlement and legal fees	441,261
Interest expense	32,503
Depreciation	10,766
Total operating expenses	4,977,523
Net income	$ 226,099

The accompanying notes are an integral part of this financial statement.

Wilbanks Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid In Capital	Retained Earnings	Total
Balance Beginning of year	300	$ 1,500	$ 82,835	$ 233,119	$317,454
Contributions of capital	-	-	-		-
Distribuitons of Capital	-	-	-	(37,662)	(37,662)
Current Net Income	-	-	-	226,099	226,099
					-
Balance End of Year	300	$ 1,500	$ 82,835	$ 421,556	$505,891

The accompanying notes are an integral part of this financial statement.

Wilbanks Securities, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2007

Balance December 31, 2004	$	-
Additions		-
Retirements		-
Balance December 31, 2005	$	-

The accompanying notes are an integral part of this financial Statement.

Wilbanks Securities Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 226,099
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	10,766
Decrease (Increase) in Operating Assets:	
Prepaid insurance	9,452
Accounts receivable	10,814
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(134,795)
Total Adjustments	(103,763)
Net Cash Provided By (Used in) Operating Activities	122,336
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(9,836)
Net Cash Provided By (Used In) Investing Activities	(9,836)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Capital Contributions	(37,662)
Net Cash Provided By (Used In) Financing Activities	(37,662)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,838
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	440,365
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 585,255

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2007

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) operating under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company has elected and been approved to be a subchapter S Corporation. Therefore, each shareholders proportionate share of income or loss is included on their personal return.

Depreciation

Depreciation is provided on an accelerated method of depreciation basis using estimated useful lives of three to seven years. For federal income tax purposes deprecation is computed under MACRS or written off under code section 179.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

2. Pension and Other Postretirement Benefit Plans

The Company has a contributory defined-contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation. The Company has decided not to contribute to the plan for the year of 2007 during 2008. The employee is fully vested in the employer's contribution. During the year the contributions totaled $15,000.

The Company does not provide health and life insurance benefits to retired employees.

3. Financial Instruments

Accounting Policies
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of

the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $296,288, which was $267,002 excess of its required net capital of $29,286. The Company's ratio of aggregate indebtedness to net capital ratio was 1.48 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

6. **Related Party Transactions**

The Company has business relationships with companies with common shareholders. During the year the Company received $3,000 from these entities for reimbursement of office rent, expenses and wages and $461,100 in Commission revenue.

At the end of the year the Company had a receivable of $7,000 from a related Company.

7. **Contingencies and Subsequent events**

The Company has been named in approximately 46 NASD Arbitrations involving claimants who allege a variety of damages as result of unspecified investments made with a former registered representative of the Company. The claims involve a Ponzi scheme which apparently began in 2000 roughly 4 years before the representative became associated with the Company. Some of the claims also allege damages as a result of alleged declines in accounts maintained with the Company based on investments made by the former representative.

In connections with the above arbitrations the Company has recorded legal fees, various filing fees and cost of approximately of $418,000 on its books. The Company has received approximately $315,000 in reimbursements from its insurance carrier as of December 31, 2007. Additionally, the Company has recorded an accounts receivable reimbursement from its insurance carrier of approximately $14,000 as of December 31, 2007. The Company was reimbursed for these claims in January 2008. The Company

has included these receivables as allowed assets under its Net Capital Computation as described in note 5.

The Company has denied the allegations and to contested the cases vigorously through arbitration.

In March 2008 the Company settled these various arbitration matters for $493,000. The Company was reimbursed by the insurance carrier for such cost and Company's management and legal counsel do not expect any material adverse effect on the financial position or results of operations of the Company because of these matters.

In connection with the above Company has also filed a suit against another broker/dealer involving their allowing a former representative to resign under investigation. The suit claims damages for fraud, misrepresentation, negligence, gross negligence, tortuous interference with a contract, tortuous interference with economic advantage, and misrepresentation. The other broker/dealer has also countered sued the Company. The Company denied allegations and intends to contest the case vigorously through arbitration

During 2006 an Arbitration award was made against the Company in the amount of $271,000 in connection with a dispute as to Commissions owed a former representative. The Company recorded a liability for the reward in 2006. During 2007 the Company has recorded an award for an additional $24,000 for attorney fees and has accrued additional interest of $25,000 on the award. In January 2008 the Company paid to the court the balance of the award of $337,000. The Company continues to appeal the Arbitration Award.

The Company is involved in a lawsuit with a former legal council alleging damages for failure to properly represent the Company in various litigation matters. The attorney has countered sued for his pass due fees of $22,000. The Company disputes the balance due the attorney and in managements' opinion the Company will not be liable for the fees.

8. Regulatory Matters

In February 2007 the Company and it two principal officers and shareholders entered into an Acceptance, Waiver and Consent (AWC) with the Financial Industry Regulatory Authority (formerly NASD) concerning certain failures of inspections of non-branch locations, reporting of customer complaints and maintaining of emails and other communications in an easily accessible place.

Under the AWC the Company and its principals agreed to censure and a $25,000 fine.

In March 2007 the Company and its two principal officers and shareholders entered into an agreement with the Oklahoma Department of Securities (OSD).

Under the agreement the Company had to retain within 30 days an Independent Compliance Consultant acceptable to OSD's Administrator. After the consultant's review of the policies and procedures the Company is required to implement the consultants recommended changes and additions.

Additionally, the Company has agreed to an order of censure by the OSD Administrator and for a period of two years the Company will not register a new agent who has been the subject of a regulatory action or criminal actions registered on his U-4.

Under the agreement Randall Wilbanks accepts being censured and prohibited from the supervision and training of representatives, or certain other compliance duties. After a period of two years and after showing certain courses and test have been completed the restrictions will be removed from his principal registration. However, he shall be prohibited from conducting office inspections or take a position as Chief Compliance officer with any broker-dealer or investment advisor.

Under the agreement Aaron Wilbanks' registration as a principal was suspended for ten days. He was required to take and pass the series 24 exam and attend a course on compliance. Additionally, Mr. Wilbanks consented to a fine of $2,500.

The Company and its officers have complied with all requirements of the various agreements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2007

Wilbanks Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Computation of Net Capital

Total ownership equity qualified for net Capital		$ 505,891
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ 65,900	
Prepaid Insurance	88,249	
Furniture and equipment	45,583	199,732
Net capital before haircuts on securities positions		306,159
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Exempted Securities	$ 4,674	
Other - Negative customer accounts	5,197	9,871
Net capital		$ 296,288

Aggregate Indebtedness

Items included in statement of condition	
Accounts payable	$ 439,296
Total Aggregate indebtedness	$ 439,296

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 29,286
Minimum Dollar Net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 29,286
Net capital in excess of minimum required	$ 267,002
Excess net capital at 1000%	$ 252,358
Ratio: Aggregate indebtedness to net capital	1.48

Reconcilation with Company's Computation

Net Capital per Focus	$ 296,288

Schedule II

Wilbanks Securities, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2007

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Board of Directors
Wilbanks Securities, Inc.
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements of Wilbanks Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
2. Comparisons and the recordation of differences required by rule 1 7a- 13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Oklahoma City, Oklahoma
March 28, 2008

END